The PSUs will vest upon achievement of a Network and Service Enablement ("NSE") operating income margin rate target (the "Achievement Metric") for two consecutive quarters within the period commencing on the first day of the second quarter of fiscal year 2018 and ending on the last day of the third quarter of fiscal year 2019 (the "Measurement Period"). If the Achievement Metric is determined by the Compensation Committee to have been satisfied, 50% of each executive officer's PSUs will vest on such determination date; 25% of each executive officer's PSUs will vest 24 months from the first day of the Measurement Period; and 25% of each executive officer's PSUs will vest 36 months from the first day of the Measurement Period. The vested PSUs will be settled for shares of Company common stock as soon as practicable following the date on which PSUs vest.  The vesting and settlement of the PSUs is subject to the executive officer being continually employed through each vesting date.